Filed by Equifax Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: TALX Corporation
Commission File No.: 000-21465

Structure and Timetable Questions

•                  What is the timetable for completing the acquisition?  We anticipate the deal will close in late 2nd Quarter or early 3rd Quarter.  The initial agreement represents one step in a process that must be completed before the acquisition can be finalized.  TALX shareholders must also approve the transaction, as well as the required regulatory authorities.

•                  When will TALX be fully integrated into Equifax?  We will determine the optimal Integration timeline during discussions with TALX management and will fully communicate that to employees.

•                  Will all TALX units (e.g., Pan) be included in the Integration planning process? Yes.

•                  How will TALX fit into Equifax’s structure?  Until the deal closes it’s very much ‘business as usual’ for both companies. It is expected that once all approvals are reached, TALX will become the 5th business unit for Equifax.  You will receive more communications about this and many other integration areas in the coming months.

•                  Will the St. Louis headquarters be moved to Atlanta? There are no plans to do so at this time. We have many business locations across the U.S.

•                  Will you be closing down any offices? While it is too early to say, our intent is to integrate TALX with minimal disruption to the business or to its customers.

Leadership Questions

•                  When the acquisition is finalized, who will lead the new company?  Equifax is acquiring TALX. As such, TALX will become the 5th business unit for Equifax.  William “Bill” Canfield, TALX Chairman and CEO, will continue to lead TALX until the deal is finalized, after which time it is anticipated he will join Equifax’s leadership team reporting to Rick Smith. Bill will also join Equifax’s Board of Directors at that time.

•                  Will any TALX leaders stay with the new company, or will they leave?  If so, who will stay?  Specific roles for TALX employees, including members of the leadership team, will be determined during the Integration planning phase. Decisions can only be finalized and communicated once the deal has been fully approved.

Job Impact Questions

•                  Will any jobs be eliminated as a result of this acquisition?  This transaction is not about workforce issues, it’s about growth. We will keep you informed as the Integration planning and rollout occurs. Our intent is to integrate TALX into Equifax with minimal disruption.

•                  What do you intend to do about duplicative functions with Equifax (e.g., HR, Finance, Legal)?  We will evaluate all units as we move through the Integration planning process.  Equifax always strives to seek the most efficient and effective ways to operate.

•                  Who is on the Integration team? The Integration team includes key leaders from both parties.

•                  How will this acquisition affect the pay or benefits of TALX employees?  You will see very few changes initially. Compensation and benefits are among the many areas that will be addressed during the Integration planning that will occur over the coming months.  Equifax’s leadership is committed to providing competitive pay and benefits that attract and retain the best talent.

•                  What changes can I expect?  Will I see any changes immediately, such as a new email address or business cards?  You will not see immediate changes at your worksite.  However, a tremendous amount of work will take place behind the scenes in the coming months to prepare for bringing these two companies together.

In the meantime, it is important to remember that Equifax and TALX are still separate and independent corporations.  The companies will remain separate and independent until the acquisition gains shareholder and regulatory approval and a final agreement is signed.  Until that happens, TALX employees will continue to be employed by TALX.

•                  If a customer asks me about this, what should I say?  If a customer asks you about the transaction, you can acknowledge its announcement while assuring the customer that you continue to be available to serve their business needs.  Also, it is important they understand this transaction is subject to certain regulatory and TALX shareholder approval.

•                  What should I say if I get calls from other outsiders, such as the news media or suppliers and vendors?  Current TALX (or Equifax) policies regarding outside inquiries remain in effect.  All calls from the news media should be referred to Corporate Communications.  Any vendor inquiries should be referred to Procurement.

•                  How will I learn about developments related to the acquisition?  Your leadership team knows that you have a lot of questions that will not be answered today.  As the details take shape, you can expect to receive periodic communications between now and the closing of this transaction as we prepare for the creation of the new company.

•                  What can I do to help make the new company successful?  In order to deliver on the promise of the merged company, Equifax and TALX must remain focused on current business needs.  The most important thing that any employee from either company can do during this period is to maintain the confidence and support of customers.

Additional Information and Where to Find It

In connection with the proposed transaction, a registration statement of Equifax will be filed with the SEC.  Equifax and TALX shareholders are encouraged to read the registration statement and any other relevant documents filed with the SEC, including the proxy statement/prospectus that will be part of the registration statement, because they will contain important information about Equifax, TALX, and the proposed transaction.  The final proxy statement/prospectus will be mailed to shareholders of TALX.  Investors and security holders will be able to obtain free copies of the registration statement and proxy statement/prospectus (when available) as well as other filed documents containing information about Equifax and TALX, without charge, at the SEC’s web site (http://www.sec.gov).  Free copies of Equifax’s SEC filings are also available on Equifax’s website (www.equifax.com) and free copies of TALX’s SEC filings are also available on TALX’s website (www.talx.com).  Free copies of Equifax’s filings also may be obtained by directing a request to Equifax, Investor Relations, by phone to (404) 885-8000, in writing to Jeff Dodge, Vice President—Investor Relations, or by email to investor@equifax.com.  Free copies of TALX’s filings may be obtained by directing a request to TALX Investor Relations, by phone to (314) 214-7252, in writing to Janine A. Orf, Director of Finance, or by email to jorf@talx.com.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Participants in the Solicitation

Equifax, TALX and their respective directors and executive officers may be deemed, under SEC rules, to be participants in the solicitation of proxies from TALX’s shareholders with respect to the proposed transaction.  Information regarding the directors and executive officers of Equifax is included in its definitive proxy statement for its 2006 Annual Meeting of Shareholders filed with the SEC on April 12, 2006.  Information regarding the directors and officers of TALX is included in the definitive proxy statement for TALX’s 2006 Annual Meeting of Shareholders filed with the SEC on July 24, 2006.  More detailed information regarding the identity of potential participants, and their direct or indirect interests, by securities holdings or otherwise, will be set forth in the registration statement and proxy statement/prospectus and other materials to be filed with the SEC in connection with the proposed transaction.